

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 23, 2015

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

   Re: MDC Partners Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 2, 2015
     File No. 001-13718

Dear Mr. Doft:

We have reviewed your September 18, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2015 letter.

Item 1A. Risk Factors

We have significant contingent obligations related to deferred acquisition consideration and minority interests in our subsidiaries, which will require us to utilize our cash flow and/or to incur additional debt to satisfy., page 6

1. We note your response to comment 2. In your MD&A disclosure please further discuss, through the eyes of management, any known trends that may impact deferred acquisition totals and the amount of redeemable non-controlling interests for your two reportable segments. Additionally, on a segment basis, please provide a discussion of the drivers of the net changes in deferred acquisition totals with an emphasis on detailing to what degree increases can be attributed to acquisitions of new businesses, compounding past

deferred considerations that have remained outstanding (due to subsidiary revenue or growth targets not being met), or downward redemption value adjustments.

Goodwill and Indefinite-Lived Intangible, pages 50 - 51

2. We note in your response to comment 6 you indicate the Company was not required under GAAP to also test goodwill for impairment at a lower level of aggregation. Please tell us if separate financial statements are prepared under generally accepted accounting principles for your subsidiary partner firms and explain to us how your policies for subsidiary goodwill fully comply with the guidance in ASC 350-20-35-48.

3. In regard to the representation in your response to comment 6 that "the Company did not identify factors indicating potential goodwill impairment associated with individual subsidiary partner firms with reported goodwill included in any of the reporting units in 2013 and 2014," please clarify if the basis for this representation is a qualitative assessment that was performed by management of each of your subsidiary partner firms with goodwill included in any of the reporting units in 2013 and 2014. If applicable, please also confirm that in your qualitative assessments of each of your subsidiary partner firms with goodwill you fully considered the existence of any adverse qualitative factors, including poor financial performance, negative or declining cash flows, and zero or negative carrying value of the subsidiary. Refer to the guidance is ASC 350-20-35-8A.

4. We note in the table of page 51 that you made a range of assumptions for long-term growth rates of your reporting units while apparently utilizing only one discount rate (WACC). The varying long-term growth rates of the reporting units may indicate that the risks also vary among the reporting units. Please explain to us why it is appropriate to use the Company's weighted average cost of capital as the discount rate, when testing for goodwill impairment at the reporting unit level, operations that apparently have varying degrees of risk.

Form 10-Q for the Quarter ended June 30, 2015

Working Capital, page 41

5. We note your statement that the increase in your working capital deficit was primarily due to *seasonal* shifts in the amounts collected from clients and paid to suppliers, primarily media outlets. Since your working capital deficit has been trending upward since June 2014, and has remained negative for some time, tell us why you believe the recent increase is seasonal and explain to readers in future filings.

6. We note that you held a significant amount of funds in escrow subject to distribution at the direction of your clients. Please disclose why it is necessary for you to enter into such depositary arrangements and advise us.

<u>Revolving Credit Agreement, page 45</u>

7.   It is unclear to us how you calculated "Earnings before interest, taxes, depreciation and amortization" and how you met the minimum amount per your debt covenant. Please advise us and clarify how this measure is calculated so that it is transparent to readers.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications